FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated December 19, 2012

MATERIAL FACT

Banco Santander, S.A. (“Santander”) hereby announces that it has reached agreement with Banco Bilbao Vizcaya Argentaria, S.A., Banco Popular Español, S.A. and Banco de Sabadell, S.A. (together with Santander, the “Bidders”) and with Bankia, S.A. and Banco Español de Crédito, S.A. (“Banesto”), whereby the signing institutions have agreed to promote the delisting of Saturno’s shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, voting in favour at the shareholders’ meeting to be called for such purpose and, subject to the approval of the delisting and the corresponding tender offer at the general meeting of shareholders of Metrovacesa, S.A. (“Metrovacesa”), the Bidders will present a tender offer directed to the shareholders of Metrovacesa who have not signed the agreement at a price of Euros 2.28 per share. Ernst & Young Servicios Corporativos, S.L. has issued a report confirming that the price meets the criteria established in article 10.6 of Royal Decree 1066/2007 for delisting tender offers. Banco Santander will participate in the aforementioned tender offer with a percentage of 45.560%, meaning that in the event of the total acceptance of the transaction, it would acquire an additional 2.007% of Metrovacesa, for which it would pay out an amount of Euro 45,224,912. The effect of the transaction on Grupo Santander’s capital is immaterial.

Likewise, Santander hereby announces that it has signed an agreement with Banesto, whereby Santander will acquire from Banesto the latter’s holding in Metrovacesa consisting of 121,213,231 shares representing approximately 12.267% of Metrovacesa’s share capital. The agreed price is Euro 2.28 per share, which is equal to the consideration to be offered in the tender offer for the shares of Metrovacesa referred to above and is the same at which Banesto has it registered on its balance sheet. This transaction does not entail the altering of the exchange ratio announced for the merger of Santander and Banesto. The closing of the purchase by Santander of Banesto’s stake in Metrovacesa will take place on the first business day following the date on which, following settlement of the tender offer, the shares of Metrovacesa have effectively been excluded from trading on the Spanish Stock Exchanges, unless, prior to that date, the announced merger of Banesto with Santander takes place, in which case the acquisition will be consumed with the merger.

Boadilla del Monte (Madrid), 19th December 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 19, 2012	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President